RODMAN & RENSHAW CAPITAL GROUP, INC.
1251 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10020

September 16, 2008

Mr. Robert Telewicz, Senior Staff Accountant United States Securities and Exchange Commission Division of Corporation Finance Mail Stop 4561 Washington, DC 20549

Re:	Rodman & Renshaw Capital Group, Inc.
Form 10-K for the Fiscal Year Ended 12/31/07
Filed March 14, 2008
Form 10-Q for the Quarterly Period Ended 3/31/08
Filed May 14, 2008
File No. 1-33737

Dear Mr. Telewicz:

     Rodman & Renshaw Capital Group, Inc. (the “Company”) has prepared this letter in response to the Staff’s comment letter dated September 9, 2008 (the “Comment Letter”) regarding the above-referenced 1934 Act filings.

     For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter above our response.

Form 10-K for the fiscal year ended December 31, 2007

Comment #1– Discontinued Operations, page F-17

We note your response to our prior comment two. Given that you have retained a more than minor interest in RROF, please provide to us an expanded quantitative and qualitative assessment supporting your conclusion that you do not have significant continuing involvement. In your response, tell us how you considered the criteria in paragraphs 9 through 12 of EITF 03-13.

Response #1

In reaching our conclusion that we do not have the ability to exert significant influence over RROF’s operating and financial policies after the disposal transaction, we reviewed the guidance in paragraphs 9 through 12 of EITF 03-13 and the executed RROF Limited Partnership Agreement. The following excerpts from the RROF Limited Partnership Agreement support our conclusion both quantitatively and qualitatively that as a limited partner (which is our only relationship to the partnership) we do not have significant continuing involvement:

  The Limited Partners shall take no part in the management or control of the Partnership's business and shall have no authority to act for or bind the Partnership;
  The General Partner shall have the sole discretion and authority regarding the making of investments on behalf of the Partnership;

  The Limited Partners shall have no right or power to cause the dissolution and winding up of the Partnership.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Comment #2 – Value of Underwriter and Placement Agent Warrants page 9

We have considered your response to our prior comment 5. Explain to us how you determined that the intrinsic value method was an appropriate means of calculating fair value prior to the adoption of SFAS 157. In your response, explain to us how you applied the guidance in paragraphs 22 through 29 of SFAS 107.

Response #2

Prior to the adoption of SFAS 157, we believed “intrinsic value” to be an amount, on the basis of an evaluation of available facts, equivalent to “fair” value” for our underwriter and placement agent warrants (“warrants”). We considered the guidance in paragraphs 22 and 25 of SFAS 107 whereby our best estimate of fair value was judgmentally based on a historical entity specific cash-flow method rather than an option pricing model. These assertions are supported by the following quantitative data:

  From the 1st quarter of 2005 through the 1st quarter of 2008 (“Three-Year Period”) we received warrants on 88 investment banking transactions; only five such warrants were monetized/realized.
  The “carrying value” of these warrants on our balance sheet at December 31, 2007 amounted to approximately $4.5 million which approximates the present value of the actual cash flows of the monetized transactions for the Three-Year Period.

Comment #3 Compensation and benefits, page 24

We have considered your response to our prior comment 7 and your proposed disclosure. Please revise your disclosure to included all of the disclosures required by question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures or explain to us why no such revisions are necessary.

Response #3

We have reviewed the disclosures required by question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and will modify our disclosures in future filings to add the following language, if applicable:

Cash compensation and benefits expense as a percentage of net revenue and total compensation and benefits expense (excluding pre-offering stock based compensation) as a percentage of net revenue are non-GAAP financial measures. A “non-GAAP financial measure” is a numerical measure of financial performance that includes adjustments to the most directly comparable measure calculated and presented in accordance with GAAP, or for which there is no specific GAAP guidance. We calculate cash compensation as total compensation and benefits less stock based compensation. We calculate total compensation and benefits expense (excluding pre-offering stock based compensation) as total compensation and benefits less stock based compensation related to equity awards granted prior to October 16, 2007 (when we completed our public offering of common stock).

The Company has utilized such non-GAAP calculations as an additional device to aid in understanding and analyzing our financial results. Specifically, the Company believes that these non-GAAP measures provide useful information by excluding certain items that may not be indicative of our core operating results and business outlook. Substantial grants of equity awards to employees, such as those that were effected prior to the October 16, 2007 offering, and the related charges, did not occur in periods preceding the offering and are unlikely to occur in future periods. The Company believes that these non-GAAP measures will allow for a better evaluation of the operating performance of our business and facilitate meaningful comparison of our results in the current period to those in prior and future periods. Our usage of these non-GAAP measures should not be considered as a substitute for results that are presented in a manner consistent with GAAP. These non-GAAP measures are provided to enhance investors’ overall understanding of our financial performance. A limitation of utilizing these non-GAAP measures is that the determination of these amounts in accordance with GAAP reflects the underlying financial results of our business. These effects should not be ignored in evaluating and analyzing our financial results. Therefore, the Company believes that, with respect to the items set forth in the table below, both our GAAP and corresponding non-GAAP measures should be considered together.

* * * * * * *

Rodman and Renshaw Capital Group, Inc. acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly, /s/ David Horin David Horin Chief Financial Officer